September 18, 2024

Colin Ellis
Chief Financial Officer and Director
Fintech Scion Limited
M Floor & 1st Floor
No. 33, Jalan Maharajalela
50150, Kuala Lumpur, Malaysia

        Re: Fintech Scion Limited
            Form 10-K for Fiscal Year Ended December 31, 2023
            Amendment No. 4 to Form 10-K for Fiscal Year Ended December 31,
2023
            Response dated August 28, 2024
            File No. 000-55685
Dear Colin Ellis:

       We have reviewed your August 28, 2024 response to our comment letter and have the following comment(s).

       Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

        After reviewing your response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our June 11, 2024 letter.

Amendment No. 4 to Form 10-K for Fiscal Year Ended December 31, 2023 Report of Independent Registered Public Accounting Firm, page F-2

1. We reviewed the changes you made to restate your financial statements in response to prior comment 16. Please make arrangements with your auditors for them to revise their report to include an explanatory paragraph (immediately following the opinion paragraph), stating the previously issued financial statements have been restated for the correction of a misstatement and referencing Note 14 to the financial statements, where the restatement is described. Revise Note 14 to add line items quantifying the impact of the restatement on your gross profit and profit from operations. Refer to paragraphs .09 and .16 of PCAOB AS 2820 and ASC 250-10-50-7 through 50-9. In addition, file an Item 4.02 Form 8-K, since your previously issued financial statements
 September 18, 2024
Page 2

       should no longer be relied upon due to the restatement. Refer to General Instruction B.1 and Item 4.02 of Form 8-K.
Consolidated Balance Sheet, page F-4

2. Your response to prior comment 17 does not appear to provide a basis in GAAP for presenting $55 million in merger reserves on your balance sheet and in your statements of stockholders' equity. Please provide a GAAP basis or remove the $55 million in merger reserves from your financial statements by reducing additional paid-in capital.
Consolidated Statements of Stockholders' Equity, page F-6

3. We reviewed the changes you made to restate your financial statements in response to prior comments 16, 17 and 18. The balances shown in the statements of stockholders'
       equity for December 31, 2021 and prior are identical to those presented in the registrant's
       December 31, 2021 Form 10-K, so they do not appear to be those of Fintech Scion
       Limited (UK), which you refer to as Fintech in the filing. The statements of stockholders'
       equity from December 31, 2020 through the date of the November 30, 2022 reverse acquisition should be those of Fintech (the accounting acquirer), and should not include any of HWGC Holdings Limited's or HWGG Capital P.L.C.'s operations or changes in equity. Also, the 50,000 shares that appear to have been outstanding at Fintech should be retroactively presented for periods prior to November 30, 2022 as
101.667 million shares
       in the registrant's statements of stockholders' equity and earnings per share information, similar to a 2,033.333-for-1 stock split. The 97.076 million shares outstanding at the registrant just prior to the November 30, 2022 reverse acquisition should be treated as issued on November 30, 2022 in your statements of stockholders' equity and earnings per share information. Refer to ASC 805-40-45. Please revise or advise. Please contact Scott Stringer at 202-551-3272 or Rufus Decker at
202-551-3769 if you
have questions regarding comments on the financial statements and related matters. Please contact Rucha Pandit at 202-551-6022 or Dietrich King at 202-551-8071 with any other questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of Trade &
Services